UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOOLU INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38259N
(CUSIP Number)

1710-1177 West Hastings Street, Vancouver, B.C. V6E 2L3
Telephone (604) 683-9262
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.       38259N
                  -------------------------------------

1)Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

                                               Hsu-Fong Shih
                                         -------------------------------

2) Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ X ]

3) SEC Use Only
                              --------------------------------------------------

4) Source of Funds                          Not Applicable
                              -----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

----------------------------------------------------------------------------------------------------------------------------------------------

6) Citizenship or Place of Organization                        Taiwanese
                                                                             --------------------------

Number of                     (7) Sole Voting Power        1,687,866
Shares Bene-                                                    --------------------------------------
ficially                           (8) Shared Voting Power
Owned by                                                        -----------------------
Each Reporting              (9) Sole Dispositive Power         1,687,866
Person                                                                 --------------------------------------
With                               (10) Shared Dispositive Power
                                                                               --------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,687,866
-----------------------------------------------------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

-----------------------------------------------------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)             9.10%
                                                                               ---------------------

14) Type of Reporting Person IN
                                        -----------------------------------------------------------------------------------------

                                                                                                                  Page 2 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock, with no par value, of Goolu Inc. ("Goolu"), a Colorado corporation having a principal executive office at 8F, No. 28, Sec. 3, Roosevelt Road, Taipei, Taiwan, R.O.C.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of Hsu-Fong Shih, a businessman having an address at 1F, #9, 118 Aly., 30 Ln., Yeong-Jyi Rd., Taipei 110, Taiwan. Hsu-Fong Shih is a citizen of Taiwan.

During the last five years, Hsu-Fong Shih has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Hsu-Fong Shih is a party to a Stock Purchase Agreement (the"Stock Purchase Agreement"), dated as of 10th day of September, 2002, by which Hsu-Fong Shih has agreed to sell a total of 240,800 shares of the Common Stock of Goolu Inc. to certain parties as shown on Appendix A of the Stock Purchase Agreement. The closing under the Stock Purchase Agreement occurred on October 15, 2002. A copy of the Stock Purchase Agreement and its Appendix are attached hereto as Exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Immediately prior to closing of the transaction, Hsu-Fong Shih was the direct beneficial owner of 1,687,866 shares (9.10%) of Common     Stock. Upon closing of the transaction, Hsu-Fong Shih is the direct beneficial owner of 1,447,066 shares (7.8%) of Common Stock.

The percentages of Common Stock described above are based on the number of shares of Common Stock outstanding as of August 26, 2002 (18,548,100 shares) as reported by Goolu Inc. in its Current Report on Form 8-K.

(b) Until sale of the Common Stock under the terms of the Stock Purchase Agreement, Hsu-Fong Shih had the power to vote or dispose of the Common Stock it owned. Hsu-Fong Shih has the power to vote or dispose of the Common Stock it owns.

(c) Other than the transaction described above, Hsu-Fong Shih has not effected any transactions in the Common Stock within the past 60 days.

(d) No other person is known by Hsu-Fong Shih to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Hsu-Fong Shih.

Page 3 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of the date hereof, there exist no agreements or understandings between Hsu-Fong Shih on the one hand and any other persons or entities on the other hand that would cause Hsu-Fong Shih and such persons or entities to be a"group" within the meaning of section 13(d)(3) of the Exchange Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number Description -------------------- ------------------- 1 Stock Purchase Agreement dated effective September 10, 2002. Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)

By: /s/ Hsu-Fong shih -------------------------- (Signature)

Hsu-Fong Shih
(Name and Title)

                                                                         Page 5 of 5 Pages

EXHIBIT INDEX

Exhibit I

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is entered into effective this 10th day of September, 2002 by and between
HSU-FENG, SHIH, of 1F, #9, 118 Aly., 30Ln., Yeong-Jyi Rd., Taipei 110 Taiwan (hereinafter the "Seller").

The parties shown in the signing pages as attached hereto (hereinafter the Purchasers)

(Each of the forgoing, a "Party", and all of the forgoing collectively, the "Parties")

WITNESSETH:

A. The Seller is the recorded and beneficial owner and holder of the numbers of issued and outstanding shares of the Common Stock of Goolu  Inc., (hereinafter referred to as "Goolu"), set out below his name and signature at the end of this Agreement (the total of such shares - 1,030,400- being hereinafter referred to as the "Shares").

B. The Seller desires to sell the Shares to the Purchasers, and the Purchasers desire to purchase the Shares, all on the terms and conditions set forth herein. The numbers of shares to be transferred from the Seller to each Purchaser, respectively, in relation to this Agreement are set forth in Appendix A.

ARTICLE 1

DEFINITIONS

SECTION 1.1 Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings.

Action shall mean any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

Affiliate shall mean, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person, and includes any immediate family member of such person, and any trust established by or for the benefit of any one or more such persons exclusively.

Closing has the meaning, and be comprised of the procedures described in Sections 2.1(b) and 2.3.

Closing Date shall be September 30, 2002, or such other date not later than October 15, 2002 designated by the Seller.

Common Stock shall mean the voting common shares comprising the capital stock of Goolu.

Control (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more persons, shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

Encumbrances shall mean any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens) charge, encumbrance, adverse claim, preferential agreement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

Exchange Act shall mean the Securities Exchange Act of 1934,of the United States, as amended.

Government Authority shall mean any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitrary body.

Governmental Order shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

Law shall mean, any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

Person shall mean any individual, partnership firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

Purchase Price shall mean the amount agreed to be paid by the Purchasers to the Seller pursuant to this Agreement, specifically US Dollars (US$) 10,304.00 - being $0.01 (U.S.) per share.

Shares shall mean the 1,030,400 common shares of Goolu owned by the Seller and agreed herein to be sold to the Purchasers.

ARTICLE 2

PURCHASE AND SALE

SECTION 2.1 Purchase and Sale of Shares

(a) Subject to the terms and conditions hereinafter set forth herein, at the Closing, the Seller shall sell, convey, transfer, and deliver to the Purchasers, the numbers of Shares agreed by the Parties, and the Purchasers shall purchase the Shares from the Seller in consideration of the payment of the Purchase Price.

(b) The certificates representing the Shares shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed, in blank, in either case with signatures guaranteed in the customary fashion and shall have all the necessary documentary affixed thereto, prior to the Closing so that the Shares will be registered in the names of the Purchasers or other persons they may designate immediately prior to the Closing.

SECTION 2.2 Amount and Payment of Purchase Price

The total consideration payable by the Purchasers to the Seller for the purchase of the Shares will be the amount of the Purchase Price-namely US$ 10,304.00.

SECTION 2.3 Closing

(a) On or before the Closing, the Purchasers shall deliver to the Seller the aggregate Purchase Price.

(b) At the Closing, the Seller shall deliver stock certificates evidencing the Shares registered in the name of the Purchasers or the Purchasers' nominees.

SECTION 2.4 Restricted Period

In addition to compliance with any and all applicable laws and regulations regarding resale of the Shares by the Purchasers, Purchasers shall not offer or resell the Shares purchased herein within one hundred eighty (180) days from the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Purchasers to enter into this Agreement, the Seller hereby represents and warrants to the Purchasers as follows:

SECTION 3.1 Authorization

The Seller has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller, the performance by the Seller of his obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Seller. This Agreement has been duly and validly executed and delivered by the Seller and this Agreement constitutes legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with the terms and condition herein.

SECTION 3.2 Ownership of Shares

The Seller has good and marketable title to, and is the recorded and beneficial owner of, the Shares free and clear of all Encumbrances.

SECTION 3.3 No Conflict

Except as may result from any facts or circumstances relating solely to the Purchasers, the execution, delivery and performance of this Agreement by the Seller do not and will not

(a) conflict with or violate any Law or Governmental order applicable to the Seller; or

(b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which the Seller is a party or by which any of the Shares are bound or affected or which would have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement.

SECTION 3.4 No Obligations by Goolu

Goolu is not subject to any agreement, document, judgment or order, nor does it have outstanding any warrants or other securities which will or might oblige Goolu to issue any further shares in its capital. Further Goolu is not, pursuant to any agreement, document, judgment or order, obliged to perform any acts, nor to engage any persons or companies, nor to purchase any services, equipment or things, nor have any other real or contingent liabilities or commitments outstanding.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

As an inducement to the Seller to enter into this Agreement, the Purchasers hereby represent and warrant to the Seller as follows:

SECTION 4.1 Authorization

The Purchasers have all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Purchasers, and this Agreement constitutes a legal, valid and binding obligation, of the Purchasers enforceable against the Purchasers in accordance, with the terms and condition herein.

SECTION 4.2 No Conflict

Performance of this Agreement by the Purchasers does not and will not

(a) conflict with or violate any law or Governmental order applicable to the Purchasers or

(b) conflict with, result in any breach of, or constitute a default under an agreement or Court order which is outstanding or binding on the Purchasers.

ARTICLE 5

ADDITIONAL AGREEMENTS

SECTION 5.1 Further Action

Each of the Parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

SECTION 5.2 Investigation by the Purchasers

The Purchasers acknowledge and agree that they

(i) have made their own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning, Goolu and the Shares;

(ii) have been furnished with or given adequate access to such information as they have requested about Goolu and the Shares; and

(iii) except as provided in this Agreement, will not assert any claim against the Sellers, Goolu or any of their respective directors, officers, employees, agents, stockholders, affiliates, consultants, investment bankers or representatives, or hold the Sellers, Goolu or any such Persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Sellers, Goolu or such Persons concerning Goolu or the Shares.

SECTION 5.3 Purchasers' Assignments

As the Purchasers are entering into this Agreement on behalf of other persons or companies who will become the ultimate owners and transferees of the Shares, the Purchasers or either of them may designate the persons or companies to which the Shares will be transferred by the Seller. If transferees of the Shares being received from the Seller sign acknowledgments in favor of the Seller that they will be responsible for the terms and provisions of this Agreement in the place of Purchasers as though they were originally signatories hereto, then Purchasers shall be released from the terms and provisions of this Agreement. Where transferees give such undertakings they will thereafter be entitled to enforce the provisions of this Agreement in the place of the Parties which has been released from this Agreement.

ARTICLE 6

CONDITIONS TO CLOSING

SECTION 6.1 Condition to Obligations of the Seller

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Purchasers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Purchasers at or prior to the Closing shall have been complied with in all material respects.

SECTION 6.2 Conditions to Obligations of the Purchasers

The obligations of the Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Seller at or prior to the Closing shall have been complied with in all material respects, and the Purchasers shall have received a certificate signed by the Seller to such effect, is so requested.

ARTICLE 7

TERMINATION

SECTION 7.1 Termination

This Agreement may be terminated with respect to any Purchaser, at any time prior the Closing, by the Seller giving a written notice to such effect to such Purchaser, or by the Purchaser giving a written notice to the Seller.

ARTICLE 8

GENERAL PROVISIONS

SECTION 8.1 Waiver

The Seller and the Purchasers may

(a) extend the time for the performance of any of the obligations or other acts of the other Party,

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by another Party pursuant hereto or

(c) waive compliance with any of the agreements or conditions contained herein by another Party. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

SECTION 8.2 Expenses

(a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

(b) The Seller will pay costs associated with preparing the proper signature guarantees and/endorsements, and any taxes payable upon the sale of the Shares.

SECTION 8.3 Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the addresses set forth herein or such other addresses as the Parties may supply to the others for the purpose of this Agreement from time to time.

SECTION 8.4 Headings

The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement

SECTION 8.5 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other prevision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 8.6 Entire Agreement

This Agreement constitutes the entire agreement of the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties hereto with respect to the subject matter hereof and thereof.

SECTION 8.7 Assignment

This Agreement may not, subject to Section 5.3, be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchasers (which consent may not be unreasonably withheld); provided, however, that the Purchasers may assign this Agreement to an Affiliate of the Purchasers without the consent of the Seller.

SECTION 8.8 No Third Party Beneficiaries

This Agreement shall be binding upon and, subject to Section 5.3, solely to the benefit of the Parties hereto and their successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right benefit or remedy of any nature whatsoever under or by reason of this Agreement

SECTION 8.9 Amendments

This Agreement may not be amended or modified except

(a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchasers or

(b) by a waiver in accordance with Section 8.1.

SECTION 8.10 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Republic of China (hereinafter the"ROC"), applicable to agreements made and to be performed entirely within such jurisdiction and without regard to its choice of law principles. All Parties hereto

(i) agree to submit themselves to the personal jurisdiction of the non-exclusive jurisdiction of the courts of the ROC in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement;

(ii) agree that the sole venue for any such dispute which arises out of this Agreement or any of the transactions contemplated by this Agreement shall be the courts of ROC;

(iii) agree that they will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and

(iv) agree that they will not bring any action related to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of ROC.

SECTION 8.11

The Parties agree that the original executed copies of the Agreement and of the signing pages of each Party shall be maintained by the Company. In the event that there is any discrepancy between such original executed copies and the copies held by each Party, the executed copy held by the Company shall prevail.

SECTION 8.12 Facsimile Signatures

It is expressly agreed that the parties may execute this Option via facsimile signature and such facsimile signature pages shall be treated as originals for all purposes.

SECTION 8.13 Survival of Representations and Warranties

The representations and warranties of the parties hereto contained in Articles 3 an 4 shall survive the Closing and continue until August 30, 2004.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto on the date first above written.

SIGNED AND DELIVERED IN THE
PRESENCE OF:

-----------------------------------------
Hsu-Feng, Shih

SIGNING PAGE

Purchaser:                                                                                           (TWTA- )

Purchaser's ID NO.:

Representative:_________________________________________

Position:___________________________________________

Execution Date: Sept. 9, 2002

The Number of Shares to be Purchased:

The Amount of Purchase: USD

Purchaser's Citizenship: Taiwan, Republic of China

Address:

Signature:___________________________

STOCK PURCHASE AGREEMENT APPENDIX A

`	Purchaser's Name	Purchaser's ID	Purchaser's Add	Shares	Price per share/USD	Amount
1	HO, HSIN-HSUN	E121118066	No.130, Nanhuaheng 2nd Rd., Kaohsiung, Taiwan 800, R.O.C.	1,000	0.01	10
2	HUANG, CHUNG-SHIH	P120384035	No.161, Dingnai, Huwei Jen, Yunlin, Taiwan 632, R.O.C.	600	0.01	6
3	WANG, YUNG-CHENG	P120944668	No.135-20, Chungshan Rd., Gukeng Shiang, Yunlin, Taiwan 646, R.O.C.	200	0.01	2
4	YUAN, KUEI-JUNG	P124201173	No 88 ., Junghe, Mailiau Shiang, Yunlin, Taiwan 638 ., R.O.C	400	0.01	4
5	LIU, CHUN-LIN	F122262699	No.70, Alley56, Lane5, Shuyi, Taichung, Taiwan 402, R.O.C.	1,800	0.01	18
6	WANG, HUI-MEI	N220194767	No. 306, Minsheng Rd., Changhua City, Changhua, Taiwan 500, R.O.C.	200	0.01	2
7	JAO, CHE-CHENG	A100578353	4F, NO. 43, LN 260, Gwan-Fu S. Rd, Taipei	20,000	0.01	200
8	CHUANG, YA-FEN	Q222550523	12F, No.18, Lane149, Sec. 3, Jungyang Rd., Tucheng City, Taipei, Taiwan 236, R.O.C.	600	0.01	6
9	CHOU, HSIN-YIN	F201012217	No.9, Alley36, Lane114, Sec. 7, Jungshan N. Rd., Taipei, Taiwan 111, R.O.C.	400	0.01	4
10	CHOU LU, SHEUE-RONG	T200245580	No 125-1 .,Chingdau St.,Pingtung City, Pingtung, Taiwan 900 .,R.O.C	200	0.01	2
11	HSU, SHIH-CHIEH	E122296416	7Fl.-1, No. 2, Alley 61, Lane 114, Sec. 7, Jungshan N. Rd., Shrlin Chiu, Taipei.,Taiwan 111., R.O.C	600	0.01	6
12	YANG, SHU-HUI	M220058756	No. 158, Taijung Rd., Nan Chiu, Taichung, Taiwan 402, R.O.C.	200	0.01	2
13	KUO, YU-CHIN	F123488919	6Fl, No.350, Sec.1, Huanhe N Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	800	0.01	8
14	LIAO, SHUN-HSIEN	S122288899	No.473, Sec2, Chungcheng Rd., Meinung Jen, Kaohsiung, Taiwan 843, R.O.C.	400	0.01	4
15	CHIU, MENG-CHUN	N122138612	No.2-3, Alley3, Lane70, Sec. 1, Youyuan Rd., Dadu Shiang, Taichung, Taiwan 432, R.O.C.	400	0.01	4
16	HUANG, CHUN-FU	P120012750	No.67, Lane81, Jen E. Rd., Douliou City, Yunlin, Taiwan 640, R.O.C.	2,200	0.01	22
17	HSIEH, CHI-CHANG	P121024423	8F, No.120-19, Sec. 3, Jungshan Rd., Junghe City, Taipei, Taiwan 235, R.O.C.	7,200	0.01	72
18	TSAI, MON-YU	U120570047	No.30, Lane152, Swei Rd., Shinjuang City, Taipei, Taiwan 242, R.O.C.	2,800	0.01	28
19	HUANG, CHUNG-CHING	T122230296	No. 6, Slin Tsuen, Mudan Shiang, Pingtung, Taiwan 945, R.O.C.	1,400	0.01	14
20	CHEN, CHI-CHUN	Y220384330	3F-6, No.35, Lane167, Jungjeng Rd., Junghe City, Taipei, Taiwan 235, R.O.C.	400	0.01	4
21	HSU, CHUNG-YU	H121965237	5F, No.11, Lane69, Paoho St., Lujou City, Taipei, Taiwan 247, R.O.C.	400	0.01	4
22	SUNG, JUI-CHEN	U220767202	No.216, Nan 2nd St., Taitung City, Taitung, Taiwan 950, R.O.C.	800	0.01	8
23	WENG, TUAN-HSIANG	R120058614	7Fl., No. 20-1, Lane 575, Jungluen 2nd Rd., Fengshan City, Kaohsiung, Taiwan 830, R.O.C.	5,400	0.01	54
24	CHANG, CHIEN-WEI	L122406659	No.40, Lane7, Sec. 1, Chuntei Rd., Wugu Shiang, Taipei, Taiwan 248, R.O.C.	1,400	0.01	14
25	LO, YU-LU	E202244454	No.16-3, Lane3, Dechang Rd., Kaohsiung, Taiwan 806, R.O.C.	400	0.01	4
26	HSU, LI	E224932597	No.16-3, Lane3, Dechang Rd., Kaohsiung, Taiwan 806, R.O.C.	800	0.01	8
27	LIU, KUEI-MEI	K221012664	4F, No.11, Sec. 1, Minsheng Rd., Banchiau City, Taipei, Taiwan 220, R.O.C.	200	0.01	2
28	CHAN, TSAI-FENG	Q220338083	20Fl., No. 491, Sec. 2, Wenhua Rd., Banchiau City, Taipei, Taiwan 220, R.O.C.	200	0.01	2
29	LIU, LI-JU	A223247371	5Fl., No. 183, Shicheng St., Shinjuang City, Taipei, Taiwan 242, R.O.C.	200	0.01	2
30	KAO, LIN-YEIN	R203015368	9F-3, No.147, Datung 2nd Rd., Kaohsiung, Taiwan 801, R.O.C.	1,200	0.01	12
31	LIN, CHING-HUI	P100005482	No 13 ., Taiping Rd., Douliou City, Yunlin, Taiwan 640 ., R.O.C	1,200	0.01	12
32	YU, YI-FU	U120734765	No.134-3, Rueibei Tsuen, Rueisuei Shiang, Hualien, Taiwan 978, R.O.C.	1,000	0.01	10
33	YANG, SHENG-WEN	E122029817	No.27, Lane54, Sec. 4, Gungshiue Rd.,Tainan, Taiwan 709, R.O.C.	400	0.01	4
34	CHEN, CHUN-HONG	U100597873	5F, No.1, Lane102, Renay St., Sanchung City, Taipei, Taiwan 241, R.O.C.	400	0.01	4
35	TSAI, MIN-FANG	A221888436	No.23, Lane165, Sec.2, Chungshang S. Rd., Dayuan Shiang, Taoyuan, Taiwan 337, R.O.C.	600	0.01	6
36	HUANG, PAO-CHUAN	E220017679	7F, No.20-1, Lane575, Jungluen 2nd Rd., Fengshan City, Kaohsiung, Taiwan 830, R.O.C.	3,600	0.01	36
37	YEH, CHIA-JUNG	A122093546	3F, No.31, Lane656, Sungshan Rd., Taipei, Taiwan 110, R.O.C.	800	0.01	8
38	WU, CHIA-CHIEN	A223308066	2 Fl ., No 20 ., Weishuei Rd., Jungshan Chiu, Taipei, Taiwan 104 ., R.O.C	600	0.01	6
39	JAW, SY-TAI	A123552473	3F, No.41, Lane39, Bojiue St., Shijr City, Taipei, Taiwan 221, R.O.C.	600	0.01	6
40	LIU, CHIH-MING	H121947668	No.821, Yungan Rd., Taoyuan City, Taoyuan, Taiwan 330, R.O.C.	2,000	0.01	20
41	CHIANG, CHIN-NUAN	L221795319	No.81, Sec.2, Fushing Rd., Wufeng Shiang, Taichung, Taiwan 413, R.O.C.	200	0.01	2
42	CHANG, KUO-CHEN	S120307051	No.18, Lane126, Fenglin Rd., Kaohsiung, Taiwan 812, R.O.C.	400	0.01	4
43	SUI, YU-CAHNG	D120191702	2Fl., No. 51-1, Sec. 2, Jinan Rd., Jungjeng Chiu, Taipei, Taiwan 100, R.O.C.	2,400	0.01	24
44	HSU, CHAN-WEI	F120053950	2F, No.4, Alley32, Lane222, Shinyi Rd., Lujou City, Taipei, Taiwan 247, R.O.C.	800	0.01	8
45	YEH, SHU-CHEN	B221614841	9F, No.5, Lane261, Mingcheng 2nd Rd., Kaohsiung, Taiwan 813, R.O.C.	400	0.01	4
46	WANG, WEN-LING	Y220507253	No 256 ., Sec. 2, Dungshing Rd., Nantuen Chiu, Taichung, Taiwan 408 ., R.O.C	200	0.01	2
47	LIU, CHIA-JU	B221208984	7F, No.72, Yucheng Rd., Kaohsiung, Taiwan 807, R.O.C.	400	0.01	4
48	CHEN, MEI-CHUAN	T221053055	No.668, Guang E. Rd., Pingtung City, Pingtung, Taiwan 900, R.O.C.	800	0.01	8
49	CHANG, YING-HSIN	H201959397	No.230, Shinrung Rd., Pingjen City, Taoyuan, Taiwan 324, R.O.C.	400	0.01	4
50	WEI, FENG-I	E222524686	No.126, Jendung 3rd St., Kaohsiung, Taiwan 806, R.O.C.	800	0.01	8
51	YANG, CHUEH-HUI	E221649040	No.19, Lane353, Huangshing Rd., Kaohsiung, Taiwan 807, R.O.C.	1,200	0.01	12
52	MA, TZU-CHIANG	T101773974	1F, No.13, Lane170, Dungning Rd., Tainan, Taiwan 701, R.O.C.	400	0.01	4
53	CHEN HSIEH, PI-MEI	H221464620	4F, No.261, Guanghua 2nd Rd., Kaohsiung, Taiwan 806, R.O.C.	200	0.01	2
54	TSAI, SHU-CHEN	M220216721	No.7, Lane115, Nanchang St., Puli Jen, Nantou, Taiwan 545, R.O.C.	200	0.01	2
55	HSU, FU-HSIUNG	N122890028	No.1-2, Chungshan Rd., Dali City, Taichung, Taiwan 412, R.O.C.	800	0.01	8
56	WANG, JUI-HUA	A127823295	5F, No.1, Alley22, Lane278, Sec. 6, Jungshiau E. Rd., Taipei, Taiwan 115, R.O.C.	800	0.01	8
57	CHEN, MEI-LING	L200053389	No.170, Jungjeng Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	600	0.01	6
58	KUO, KUO-TUNG	M120257668	4F-2, No.1, Alley4, Lane5 Hungfu, Sec. 3, Shituen Rd., Taichung, Taiwan 407, R.O.C.	16,200	0.01	162
59	YANG HUANG, HSIU-MIEN	N202189991	No.71-17, Jingshiou Rd., Yuanlin Jen, Changhua, Taiwan 510, R.O.C.	400	0.01	4
60	HUANG, MEI-CHU	L221524347	No.2, Lane47, Sec. 2, Jush Rd., Lungjing Shiang, Taichung, Taiwan 434, R.O.C.	3,000	0.01	30
61	HUNG, CHIH-SHENG	L120071032	No.3, Lane113, Sec. 2, Dafeng Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	600	0.01	6
62	LI, LI-CHIN	R221508240	No.47, Alley166, Lane469, Yungda Rd., Yungkang City, Tainan, Taiwan 710, R.O.C.	1,000	0.01	10
63	OU, FENG-MEI	D220523699	No. 99, Shianbei St., Bei Chiu, Tainan, Taiwan 704, R.O.C.	400	0.01	4
64	TSAI, CHAO-YANG	R103098472	2F, No.6-1, Lane262, Shengli Rd., Tainan, Taiwan 704, R.O.C.	1,000	0.01	10
65	HUANG, CHING-MEI	R220173887	No.853, Jianping 7th St., Tainan, Taiwan 708, R.O.C.	400	0.01	4
66	LI, JOHN	R122558528	No. 78, Guangwu Lane, Pingtung City, Pingtung, Taiwan 900, R.O.C.	4,000	0.01	40
67	LEE, LIU-SHUN	M100682585	No.4, Lane1, Huju 1st St., Changhua City, Changhua, Taiwan 500, R.O.C.	2,000	0.01	20
68	LIN, MEI-HUNG	B200172069	No.8, Lane460, Renhe Rd., Taichung, Taiwan 401, R.O.C.	600	0.01	6
69	SU, MEI-LING	M15297651	No.25, Lane116, Guangming Rd., Wufeng Shiang, Taichung, Taiwan 413, R.O.C.	400	0.01	4
70	LEE, HSIEN-TSAI	S120464579	3F, No.183, Chingsing Rd., Taipei, Taiwan 116, R.O.C.	800	0.01	8
71	YEN, PO-CHANG	P122143169	No.57, Lane69, Sec.2, Jianguo S. Rd., Taipei, Taiwan 106, R.O.C.	1,600	0.01	16
72	WEI, CHUNG-TA	R102584406	No 469 .,Renhe Tsuen , Rende Shiang, Tainan, Taiwan 717 ., R.O.C	200	0.01	2
73	CHANG, CHIA-MING	E120650369	No 145 ., Tsaigung 1 St ., Tzouying Chiu ., Kaohsiung ., Taiwan 813 ., R.O.C	800	0.01	8
74	CHEN, CHUN-CHENG	H122138467	No.18, Tajiautsuentatzaijiau, Guanyin Shiang, Taoyuan, Taiwan 328, R.O.C.	600	0.01	6
75	YANG, CHIN-KUN	K120150449	NO. 209, CHENG-FA RD, MEO-LI COUNTEY	2,000	0.01	20
76	HO, HSUAN-HSIU	Y120341708	No.2, Lane55, Shingyi Rd., Taipei, Taiwan 112, R.O.C.	400	0.01	4
77	TAI, MEI-HUA	U200967233	9F-2, No.226, Guohua St., Chiai, Taiwan 600, R.O.C.	200	0.01	2
78	WANG, FENG-CHEN	V220512486	No.1, Lane149, Beish 2nd St., Shalu Jen, Taichung, Taiwan 433, R.O.C.	1,400	0.01	14
79	HUANG, HSIANG-YUN	F223852153	No. 101, Lide St., Minshiung Shiang, Chiai, Taiwan 621 R.O.C.	1,200	0.01	12
80	HUA TU, LI-CHING	D220386687	12F, No.35, Jungjeng Rd., Banchiau City, Taipei, Taiwan 220, R.O.C.	2,000	0.01	20
81	LIN, SHU-CHEN	L203205107	11F, No.53, Shingchang St., Kaohsiung, Taiwan 807, R.O.C.	17,000	0.01	170
82	CHUNG, YOUCHUNG	A123267782	5F, No.19, Jianan St., Shindian City, Taipei, Taiwan 231, R.O.C.	600	0.01	6
83	HAN, AI-HUA	S201093767	11F-2, No.7, Jungkang 3rd St., Taichung, Taiwan 407, R.O.C.	800	0.01	8
84	CHEN, CHIEN-HU	R120783925	No.11, Lane233, Guoan St., Tainan, Taiwan 709, R.O.C.	400	0.01	4
85	CHEN, YU-CHENG	E120950908	9F, No.48, Shinglung St., Kaohsiung, Taiwan 807, R.O.C.	800	0.01	8
86	YANG, WEI-HSIEN	Y220076253	3Fl., No. 22, Lane 2, Taishuen St., Daan Chiu, Taipei, Taiwan 106, R.O.C.	1,000	0.01	10
87	HSU, LI-CHIN	M221470872	No 28 ., Lane 803 ., Jungjeng Rd., Shinjuang City, Taipei,Taiwan 242 ., R.O.C	400	0.01	4
88	LEE, LI-WEN	E221469659	No.43, Lane187, Tzchiang 3rd Rd., Kaohsiung, Taiwan 802, R.O.C.	400	0.01	4
89	YANG, TSUI-MEI	L221126225	4F, No.5-2, Lane160, Sec 2. ., Songchu Rd., Taichung, Taiwan 406, R.O.C.	1,200	0.01	12
90	KUAN, SHU-NENG	W200354560	No.18, Fuguoduen, Jinhu Jen, Kinmen, Taiwan 891, R.O.C.	200	0.01	2
91	WU, CHIN-LAN	B220394623	No.38, Alley15, Lane Jioushe, Taichung, Taiwan 406, R.O.C.	200	0.01	2
92	CHUANG, KUO-YEN	M120742831	9Fl., No. 32, Lane 51,Sec. 1, Liauning Rd., Beituen Chiu, Taichung, Taiwan 406 ., R.O.C	200	0.01	2
93	CHEN, CHIN-LI	A220323490	6F, No.165-1, Maijin Rd., Keelung, Taiwan 204, R.O.C.	200	0.01	2
94	HSU, SHU-HUI	K222640779	8Fl., No. 16, Lane 92, Changchuen Rd., Jungli City, Taoyuan, Taiwan 320, R.O.C.	200	0.01	2
95	TENG, HUI-CHUAN	E220177938	4F, No.316, Junghua 1st Rd., Kaohsiung, Taiwan 804, R.O.C.	4,000	0.01	40
96	YUEH, HSIU-FANG	E221562315	No.229, Sec. 2, Mintzu Rd., Tainan, Taiwan 700, R.O.C.	4,400	0.01	44
97	CHIN, YU-FANG	S220060359	No 10-2 ., Alley 5 ., Wenwu St., Bei Chiu, Taichung, Taiwan 404 ., R.O.C	600	0.01	6
98	LU, KUEI-HSIANG	U220075094	No.6, Alley30, Lane654, Jungjeng Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	200	0.01	2
99	HUNG, HUI-FEN	L220070957	No.3, Lane113, Sec. 2, Dafeng Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	200	0.01	2
100	CHEN, YUAN-CHUAN	Y100143055	3F, No.10, Lane37, Fugang St., Taipei, Taiwan 111, R.O.C.	1,400	0.01	14
101	HUANG, YU-TING	C220486761	3F, No.232, Jiankang Rd., Taipei, Taiwan 105, R.O.C.	200	0.01	2
102	MENG, HSIANG-YUN	Y220214048	No.42, Lane95, Minde Rd., Tainan, Taiwan 704, R.O.C.	600	0.01	6
103	LIN, TSAI-JUNG	F224559599	No.103, Sanying Rd., Yingge Jen, Taipei, Taiwan 239, R.O.C.	600	0.01	6
104	YU, SHU-HUA	E221775447	5F, No.12-4, Lane9, Nanjing Rd., Fengshan City, Kaohsiung, Taiwan 830, R.O.C.	400	0.01	4
105	CHUANG, MEI-CHIAO	T222237537	6F, No.7, Alley30, Lane136, Sec. 2, Lishing Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	600	0.01	6
106	CHEN, YOU-SHIN	A120888047	4F, No.17, Shingshan Rd., Taipei, Taiwan 114, R.O.C.	600	0.01	6
107	CHANG, MEI-CHI	A223032629	4F, No.5, Lane250, Sec. 5, Nanjing E. Rd., Taipei, Taiwan 105, R.O.C.	1,000	0.01	10
108	CHEN, CHIEN-WEI	B220687212	No 48-6 ., Tianshuei E St ., Shituen Chiu ., Taichung ., Taiwan 407 ., R.O.C	200	0.01	2
109	CHIU, CHI-WEN	N123030615	5F-2, No.18, Yuying Rd., Yuanlin Jen, Changhua, Taiwan 510, R.O.C.	2,000	0.01	20
110	TSAI, CHIH-TSUN	F123155282	3F, No.31, Lane73, Guanghua Rd., Lujou City, Taipei, Taiwan 247, R.O.C.	1,200	0.01	12
111	WENG, SHU-LI	A220048170	3F-1, No.93, Chuenyang St., Kaohsiung, Taiwan 807, R.O.C.	800	0.01	8
112	LIN, CHUN-HONG	D120899347	No.229, Sec. 2, Mintzu Rd., Tainan, Taiwan 700, R.O.C.	2,400	0.01	24
113	CHANG, SU-CHIN	Q220151433	No.84, Wufeng S. Rd., Chiai, Taiwan 600, R.O.C.	1,000	0.01	10
114	HO, YA-HUI	L220853232	10Fl., No. 120, Jungpu 6th St., Taoyuan City, Taoyuan, Taiwan 330 ., R.O.C	800	0.01	8
115	HUANG, YU-WEN	Q220069038	5 Fl ., No 29 .,Weigung Rd., Miaoli City, Miaoli ., Taiwan 360 ., R.O.C	3,600	0.01	36
116	LIN, YU-FONG	E121576406	No. 16, Lane 36, Wanning St., Wenshan Chiu, Taipei, Taiwan 116, R.O.C.	200	0.01	2
117	SHIH, YUEH-CHIN	E221352211	No 88 ., Wenen Rd., Tzuoying Chiu, Kaohsiung,Taiwan 813 ., R.O.C	400	0.01	4
118	TAI, CHIEN-SHENG	A120326113	5Fl., No. 410, Yanshou St., Sungshan Chiu, Taipei, Taiwan 105, R.O.C.	1,600	0.01	16
119	YANG, TZU-WEI	F128401341	11 Fl -3 ., No 68 ., Jingcheng Rd ., Shi Chiu ., Taichung ., Taiwan 403 ., R.O.C	400	0.01	4
120	CHIEN, SU-CHEN	P220242536	No 16 ., Taishan Rd., Dounan Jen, Yunlin, Taiwan 630 ., R.O.C	800	0.01	8
121	LIN, KUEI-YING	S222675590	No. 2, Alley 116, Lane 80, Jianping 6th St., Anping Chiu, Tainan, Taiwan 708, R.O.C.	400	0.01	4
122	CHEN, KUA-SHUAN	X220036123	12F, NO 12, LN 45, DIN-HE ST., KAOHSIUNG	800	0.01	8
123	LIN CHO, CHIN-YU	D201217603	No. 2, Alley 116, Lane 80,Jianping 6th St., Anping Chiu, Tainan, Taiwan 708, R.O.C.	200	0.01	2
124	LIN, A-LI	D220036128	No. 31, Jianping 6th St., Anping Chiu, Tainan, Taiwan 708, R.O.C.	600	0.01	6
125	TSAI, KUO-SHUN	D120356258	No 18 ., Alley 59 ., Lane 151 ., Shishu Rd ., Tainan ., Tauwan 702 ., R.O.C	1,000	0.01	10
126	JUANG, JIAN-JR	T120329914	No. 88, Lane 592,Jungjeng S. Rd., Yungkang City, Tainan, Taiwan 710., R.O.C	5,600	0.01	56
127	CHAN, LI-LING	F220826302	No. 6-4, Alley 5, Lane 325, Shiwei St., Sanchung City, Taipei, Taiwan 241, R.O.C.	1,200	0.01	12
128	WANG, SHU-CHEN	Q220143119	No. 24, Lane 510, Minsheng S. Rd., Chiai, Taiwan 600, R.O.C.	400	0.01	4
129	CHANG, MEI-LI	D220560987	No 143 ., Kangle St., Shi Chiu, Tainan, Tainan ., Taiwan 703 ., R.O.C	800	0.01	8
130	HUANG, CHIEN-CHIN	R122482538	No 10 ., Lane 16 ., Heping St., Shinshr Shiang, Tainan, Taiwan 744 ., R.O.C	400	0.01	4
131	WU WAN, SU-CHEN	R222030634	No 33 ., St Sheng Long., Yungkang City, Tainan, Taiwan 710, R.O.C.	400	0.01	4
132	LIN, LI-CHU	D221343337	No. 2, Alley 116, Lane 80, Jianping 6th St., Anping Chiu, Tainan, Taiwan 708, R.O.C.	400	0.01	4
133	WU , YU-CHEN	R222775914	No 33 ., St Sheng Long ., Yungkang City, Tainan, Taiwan 710, R.O.C.	400	0.01	4
134	CHEN, CHIEH-CHOU	R121287066	3 Fl ., No 20 ., Alley 85 ., Lane 133 ., Sec 1 Jiankang Rd., Nan Chiu, Tainan., Taiwan 702 ., R.O.C	400	0.01	4
135	CHEN, PENG-JEN	L120909620	8Fl., No. 5, Lane 9, Chingnung Rd., Nantz Chiu, Kaohsiung, Taiwan 811, R.O.C.	1,600	0.01	16
136	WENG, SHIH-HO	D122009010	No 12 ., Alley 1 ., Lane 60 ., Sec 2 Chengshi St ., Annan Chiu ., Tainan ., Taiwan 709 ., R.O.C	200	0.01	2
137	CHEN, LIANG-CHIEH	R122121263	No 78-3 ., Jungjou Tsuen., Rende Shiang ., Tainan ., Taiwan 717 ., R.O.C	1,000	0.01	10
138	CHEN, CHUN-KUANG	N123273905	No. 12, Alley 10, Lane 69, Nantan Rd., Yuanlin Jen, Changhua, Taiwan 510, R.O.C.	400	0.01	4
139	LIN, CHANG-YI	S121434468	No. 2, Alley 116, Lane 80, Jianping 6th St., Anping Chiu, Tainan, Taiwan 708, R.O.C.	200	0.01	2
140	CHEN, CHIN-TSAI	K121091805	No 56 ., Waipu Li, Houlung Jen, Miaoli, Taiwan 356 ., R.O.C	200	0.01	2
141	SU, YEN-CHEN	S220889587	No 87 ., Lichiun Rd., Shiaugang Chiu, Kaohsiung, Taiwan 812 ., R.O.C	800	0.01	8
142	LIANG, PU-NAN	M121078830	4Fl.-2, No. 20, Lane 901, Wenshin S. Rd., Nan Chiu, Taichung, Taiwan 402, R.O.C.	200	0.01	2
143	CHOU, HSI-YI	R122889000	No 7 ., Lane33 ., Chingan Rd., Shigang Shiang, Tainan, Taiwan 723 ., R.O.C	2,600	0.01	26
144	CHANG, CHIH-CHENG	T120969990	NO 87, CHON-HSIAO RD., DON-SHI TSUN, TAINAN COUNTEY	1,600	0.01	16
145	HSU, YI-HUANG	D122859190	No 31 ., Lane 165 ., Guomin Rd., Nan Chiu, Tainan., Taiwan 702 ., R.O.C	400	0.01	4
146	TSAI, CHIA-HUNG	E122282823	No 139-1 ., Shingjung 2nd Rd ., Lingya Chiu ., Kaohsiung ., Taiwan 802 ., R.O.C	800	0.01	8
147	HSU, CHIEN-YU	R223220105	No 17-22 ., Sanmin Rd.,Shanhua Jen, Tainan, Taiwan 741 ., R.O.C	400	0.01	4
148	CHANG, CHIN-HUA	T222575989	4 Fl -3 ., No 18 ., Lane 316 ., Jungshan S. Rd., Yungkang City, Tainan, Taiwan 710 ., R.O.C	1,000	0.01	10
149	HSU, CHE-CHUNG	T122350097	No. 9, Lane 2, Fuguang St., Pingtung City, Pingtung, Taiwan 900, R.O.C.	2,600	0.01	26
150	CHEN, MIAU-JEN	M220921861	6Fl.-18, No. 1, Lane 139, Sec. 3, Taiyuan Rd., Beituen Chiu, Taichung, Taiwan 406, R.O.C.	400	0.01	4
151	LI, PEI-YAO	E220571436	No 27 ., Joutzai Lane, Tzuoying Chiu, Kaohsiung, Taiwan 813 ., R.O.C	400	0.01	4
152	LAN, SHIH-CHIEN	V120827739	No. 22, Lane 485, Binlang Rd., Beinan Shiang, Taitung, Taiwan 954, R.O.C.	400	0.01	4
153	HUANG YEH, MEI-LI	D220671805	No 69 .,Dachiau 1st St., Yungkang City, Tainan, Taiwan 710 ., R.O.C	400	0.01	4
154	WU, YI-HSUAN	R222675268	No 2-1 ., Lane 240 ., Shintian Rd., Rende Shiang, Tainan, Taiwan 717 ., R.O.C	400	0.01	4
155	CHANG, YEN-HUN	R122805746	No. 8, Alley 7, Lane 251,Sec. 1, Jungjeng Rd., Rende Shiang, Tainan, Taiwan 717 ., R.O.C	400	0.01	4
156	LIN, CHIH-CHI	D120978950	No 10 ., Lane 35 ., Dalin Rd ., Tainan ., Taiwan 702 ., R.O.C	1,400	0.01	14
157	CHEN, LUNG-CHIH	R122776697	No 1 ., Lane 3 ., Chungde 4th St., Dung Chiu, Tainan, Taiwan 701 ., R.O.C	2,800	0.01	28
158	CHENG, YEN-PING	D120973464	No. 181, Sec. 2, Jungyi Rd., Jung Chiu, Tainan, Taiwan 700, R.O.C.	1,200	0.01	12
159	LIU, YI-HSIN	J121632207	No. 36, Guangming 11th St., Jubei City, Hsinchu, Taiwan 302, R.O.C.	2,200	0.01	22
160	KAO, CHIA-SHENG	A123729698	1Fl.-1, No. 113, Sec. 2, Tingjou Rd., Jungjeng Chiu, Taipei, Taiwan 100, R.O.C.	200	0.01	2
161	LIU, TZU-YI	R222806950	No. 130, Deshan Rd., Rende Shiang, Tainan, Taiwan 717, R.O.C.	200	0.01	2
162	WU, WEN-CHIEH	A121467971	No 15-3 ., Lane 10 ., Minj St., Junghe City, Taipei, Taiwan 235 ., R.O.C	200	0.01	2
163	WEI, SHU-CHEN	K221006148	No 107-1 ., Shiaubei Rd., Houlung Jen, Miaoli, Taiwan 356., R.O.C	1,600	0.01	16
164	WANG, SHU-CHEN	M221501425	No. 137, Duenfu Rd., Shinyi Shiang, Nantou, Taiwan 556, R.O.C.	400	0.01	4
165	TSAI, TSAI-CHIA	M220413033	3Fl., No. 14, Lane 216,Lishin St., Dali City, Taichung.,Taiwan 412 ., R.O.C	1,400	0.01	14
166	HUNG,YI-HSIUNG	L101981942	No 7 ., Lane 200 ., Yide S. Rd ., Changhua City ., Changhua ., Taiwan 500 ., R.O.C	400	0.01	4
167	PENG, PAO-YING	K221429347	4Fl., No. 6-4, Alley 20, Lane 125, Sec. 2, Fushing S. Rd., Daan Chiu, Taipei, Taiwan 106, R.O.C.	200	0.01	2
168	CHANG, CHIAO-TING	E222184753	5Fl., No. 65, Minshiau Rd., Sanmin Chiu, Kaohsiung, Taiwan 807, R.O.C.	400	0.01	4
169	LIU, YUEH-HUNG	X220013684	No 85-2 ., Yide Rd., Chianjen Chiu, Kaohsiung, Taiwan 806 ., R.O.C	400	0.01	4
170	CHANG, CHI-WEI	T220006909	No. 131, Shinsheng N. Rd., Madou Jen, Tainan, Taiwan 721, R.O.C.	400	0.01	4
171	CHENG, CHU-YEN	D100775104	No. 9, Lane 84, Sec. 2, Jungyi Rd., Jung Chiu, Tainan, Taiwan 700, R.O.C.	9,600	0.01	96
172	LEE, CHIEN-YU	F124394372	3Fl.-2, No. 20, Alley 11, Lane 101, Jungshiau St., Junghe City, Taipei, Taiwan 235, R.O.C.	200	0.01	2
173	LAI, CHEN-O	K201093645	NO 228, CHUANG-HWUA 4RD., KAOHSIUNG	1,000	0.01	10
174	CHUNG, CHIN-HWUA	E221028345	NO 32, LN 201, HSIN-MIN RD., KAOHSIUNG	600	0.01	6
175	WANG, HUI-SHENG	T122962417	12Fl., No. 314, Sec. 2, Chingnian Rd., Fengshan City, Kaohsiung, Taiwan 830, R.O.C.	400	0.01	4
176	LIU, PING-KUN	R123074898	No 12 ., Lane 258 ., Kuan San St ., Yungkang City, Tainan, Taiwan 710 ., R.O.C	2,000	0.01	20
177	CHEN, AN-YU	D121407987	No 31 ., Tzchiang Shintsuen ., Bei chiu ., Tainan City ., Tainan ., R.O.C	400	0.01	4
178	CHIU, KUEI-YING	A220247619	5 Fl ., No 4 ., Lane 65 ., Shindung St., Sungshan Chiu, Taipei,Taiwan 105 ., R.O.C	200	0.01	2
179	HUANG, HSIN-KAI	R121837673	No 132 ., Sec. 3, Anhe Rd., Annan Chiu, Tainan, Taiwan 709 ., R.O.C	400	0.01	4
180	LIN, NU-CHIAO	D200819621	No. 31, Tzchiang Shintsuen, Bei Chiu, Tainan, Taiwan 704, R.O.C.	800	0.01	8
181	CHIANG, YU-HSUAN	J 121229791	No. 25, Lane 112, Jungshiau St., Judung Jen, Hsinchu, Taiwan 310, R.O.C.	400	0.01	4
182	HUANG, WEI-WEN	D120060739	7 Fl ., No 58 ., Dungning Rd., Dung Chiu, Tainan, Taiwan 701 ., R.O.C	400	0.01	4
183	TSENG, FEI-YEN	D220841932	No 27 ., Wenshian 3rd St., Bei Chiu, Tainan ., Taiwan 704 ., R.O.C	8,000	0.01	80
184	TSAI,CHIA-JEN	S120995784	No 337 ., Benjou Rd ., Gangshan Jen ., Kaohsiung ., Taiwan 820 ., R.O.C	400	0.01	4
185	TSENG, HUNG-PIN	F124143606	4Fl., No. 218, Sec. 3, Jungshiau E. Rd., Daan Chiu, Taipei, Taiwan 106, R.O.C.	400	0.01	4
186	YU, MING-CHU	N220033750	No 213-16 ., Sec3 ., Jungshan Rd ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	400	0.01	4
187	WENG, SHU-MIN	C220573045	No 9-3 ., Alley 1 ., Lane 105 , Sec. 1, Changjiang Rd., Banchiau City, Taipei, Taiwan 220 ., R.O.C	400	0.01	4
188	CHEN, SAN-CHI	D120418066	No 42 ., Lane 171 ., Sec 4 ., Shimen Rd ., Tainan., Taiwan 704 ., R.O.C	400	0.01	4
189	CHEN, CHIEN-MING	P120006752	8Fl., No. 372, Juangjing Rd., Douliou City, Yunlin, Taiwan 640 ., R.O.C	400	0.01	4
190	YU, MIN-FANG	P120230230	2Fl., No. 24, Lane 103,Huashuen St., Junghe City, Taipei, Yaiwan 235., R.O.C	200	0.01	2
191	LIN, MEI-LING	B200590138	5 Fl ., No 15 ., Lane 80 ., Dashin Rd., Tantz Shiang, Taichung, Taiwan 427 ., R.O.C	200	0.01	2
192	CHIU, SHANG-PIN	A125313018	3 Fl ., No 26 ., Alley 23 ., Lane 372 ., Sec. 2, Shiyuan Rd., Wanhua Chiu, Taipei, Taiwan 108 ., R.O.C	400	0.01	4
193	CHIEN, SHU-CHEN	B221089434	No 48 ., Lane Hsing Chung Zian., Jungsha Rd., Lungjing Shiang, Taichung, Taiwan 434 ., R.O.C	200	0.01	2
194	HE, HWEI-WEN	D221184838	NO 482, AN-PING RD., TAINAN CITY, TAIWAN	200	0.01	2
				240,800		2,408